Warburg Pincus Capital Corporation I—B

450 Lexington Avenue

New York, New York 10017

March 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warburg Pincus Capital Corporation I—B
Registration Statement on Form S-1
File No. 333- 253212

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Warburg Pincus Capital Corporation I—B (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 4, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter S. Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Christopher H. Turner
Name:	Christopher H. Turner
Title:	Chief Executive Officer